                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                                  ORAVAX, INC.
                       --------------------------------
                                (Name of Issuer)

                                 Common Stock
                    --------------------------------------
                        (Title of Class of Securities)

                                  68554R 10 7
                                  -----------
                                 (CUSIP Number)

                         SCHEDULE 13G

CUSIP No. 68554R 10 7                              Page 2 of 7
          -----------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     BURR, EGAN, DELEAGE & CO.
     04-2681308

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     MASSACHUSETTS

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

     N/A

____________________________________________________________________________

6.   Shared Voting Power

     332,884 PLEASE ALSO REFER TO ATTACHMENT A

CUSIP No.  68554R 10 7                             Page 3 of 7
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     N/A

____________________________________________________________________________

8.   Shared Dispositive Power

     332,884 PLEASE ALSO REFER TO ATTACHMENT A
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     332,884 PLEASE ALSO REFER TO ATTACHMENT A
____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     3.3%
____________________________________________________________________________

12.  Type of Reporting Person.

     IA
____________________________________________________________________________

CUSIP No.      68554R 10 7                         Page 4 of 7
               -----------

                         SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

ORAVAX, INC.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

38 Sidney St.
Cambridge, MA 02139-4169


Item 2(a).  Name of Person Filing:
----------------------------------

BURR, EGAN, DELEAGE & CO.


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

ONE POST OFFICE SQUARE
SUITE 300
BOSTON, MA 02109

Item 2(c).  Citizenship:
------------------------

MASSACHUSETTS


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock


Item 2(e).  CUSIP Number:
-------------------------

68554R 10 7

CUSIP No. 68554R 10 7                                   Page 5 of 7
          -----------

Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

         332,884

     (b) Percent of Class:

         3.3%

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               N/A

         (ii)  shared power to vote or to direct the vote:

               332,884 PLEASE ALSO REFER TO ATTACHMENT A

        (iii)  sole power to dispose or to direct the
               disposition of:

               N/A

         (iv) shared power to dispose or to direct the disposition of:

               332,884 PLEASE ALSO REFER TO ATTACHMENT A

CUSIP No. 68554R 10 7                              Page 6 of 7
          -----------


Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

PLEASE REFER TO ATTACHMENT A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the

Security Being Reported by the Parent Holding Company:
-----------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 68554R 10 7                              Page 7 of 7
          -----------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 10, 1997
                                         ----------------------------------
                                         Date

                                         BURR, EGAN, DELEAGE, & CO.
                                         -------------------------------

                                         /s/ EILEEN McCARTHY
                                         -------------------------------
                                         Eileen McCarthy
                                         Vice-President

ATTACHMENT A

                                 ORAVAX, INC.

BURR, EGAN, DELEAGE & CO. DIRECTLY OR INDIRECTLY PROVIDES INVESTMENT ADVISORY SERVICES TO VARIOUS VENTURE CAPITAL FUNDS, INCLUDING ALTA IV LIMITED PARTNERSHIP ("ALTA IV") AND C.V. SOFINNOVA PARTNERS FIVE ("SOFINNOVA FIVE"). THE RESPECTIVE GENERAL PARTNERS OF THE FUND EXERCISE SOLE VOTING AND INVESTMENT POWER IN RESPECT TO THE SHARES HELD BY THE FUNDS. THE BENEFICIAL OWNERSHIP OF THESE FUNDS AT DECEMBER 31, 1996 IS AS FOLLOWS:

                                                   COMMON
                                                   SHARES
                                                   ------

              ALTA IV LIMITED PARTNERSHIP          281,523
              C.V. SOFINNOVA PARTNERS FIVE          51,361
                                                   -------
                                     TOTAL:        332,884 (1)
                                                   =======

MR. JEAN DELEAGE, A DIRECTOR OF THE COMPANY, IS A GENERAL PARTNER OF ALTA IV MANAGEMENT PARTNERS, L.P. (WHICH IS THE GENERAL PARTNER OF ALTA IV). AS A GENERAL PARTNER OF THE FUND, HE MAY BE DEEMED TO SHARE VOTING AND INVESTMENT POWERS FOR THE SHARES HELD BY THE FUND. BURR, EGAN, DELEAGE & CO. SERVES AS AN ADVISOR TO SOFINNOVA FIVE. THE PRINCIPALS OF BURR, EGAN, DELEAGE & CO. DISCLAIM BENEFICIAL OWNERSHIP OF ALL SUCH SHARES HELD BY THE AFOREMENTIONED FUNDS EXCEPT TO THE EXTENT OF THEIR PROPORTIONATE PECUNIARY INTERESTS THEREIN. MR. DELEAGE DISCLAIMS BENEFICIAL OWNERSHIP OF ALL THE SHARES FOR THE ABOVE FUNDS EXCEPT TO THE EXTENT OF HIS PROPORTIONATE PECUNIARY INTEREST THEREIN.


NOTES
-----
(1) TOTAL BENEFICIAL OWNERSHIP IS LESS THAN 5 PERCENT OF THE CLASS OF SECURITIES OF THE COMPANY